May 27, 2025 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Re: Nauticus Robotics, Inc. Registration Statement on Form S-3 (File No. 333-284675) Request for Acceleration of Effectiveness Ladies and Gentlemen: In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Nauticus Robotics, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Eastern Time, on Thursday, May 29, 2025, or as soon as practicable thereafter. Please notify Amelia Zhang of Norton Rose Fulbright US LLP, counsel to the Company, at (713) 651-5594 upon the effectiveness of the Registration Statement or if you have any questions regarding this request. Very truly yours, NAUTICUS ROBOTICS, INC. By: /s/ John Symington . Name: John Symington Title: General Counsel